SERIES C PREFERRED STOCK EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this "**Agreement**") is made and entered into as of the 8th day of August, 2025, by and between Eastman Kodak Company, a New Jersey corporation (the "**Company**"), and GO EK Ventures IV, LLC, a Delaware limited liability company (the "**Holder**").

RECITALS

WHEREAS, pursuant to that certain Series C Preferred Stock Purchase Agreement, dated as of February 26, 2021 (the "**Original Closing Date**"), between the Company and Holder, the Company issued and sold 1,000,000 shares (the "**Original Issuance Shares**") of 5.0% Series C Convertible Preferred Stock (the "**Series C Preferred Stock**") of the Company to Holder;

WHEREAS, pursuant to the terms of the Series C Preferred Stock, from the Original Closing Date to and including the date hereof, the Company has issued dividends to Holder in the form of an additional 241,871 shares of Series C Preferred Stock (the "**PIK Shares**");

WHEREAS, as of the date hereof, Holder is the holder of 1,241,871 shares of Series C Preferred Stock (the "**Series C Exchange Shares**"), inclusive of all of the Original Issuance Shares and all of the PIK Shares, with an aggregate liquidation preference of $124,187,100.00 (the "**Series C Aggregate Liquidation Preference**");

WHEREAS, as of the date hereof, Holder is entitled to $413,995.13 (the "**Accrued Dividend Amount**" and, together with the Aggregate Liquidation Preference, the "**Series C Exchange Consideration**") of accrued and unpaid dividends to, and including the date hereof, with respect to the Series C Exchange Shares;

WHEREAS, pursuant to the terms of the Series C Preferred Stock, dividends on the Series C Exchanged Shares will continue to accrue at a rate of $17,248.20 per day ("**Accrued Dividends**") from, but excluding, the date hereof, to, but excluding, the Closing Date (as defined below); and

WHEREAS, the parties hereto intend to effect a transaction by which Holder will transfer and deliver to the Company all of the Series C Exchange Shares plus any right to accrued and unpaid dividends thereon in exchange for a number of shares of Common Stock, par value $0.01 per share ("**Common Stock**") of the Company equal to the Exchange Consideration (as defined below) divided by the Exchange Rate (as defined below), rounded to the nearest whole share (the "**Share Exchange**").

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the Company and Holder hereby agree as follows:

1.   Preferred Share Exchange and Cancellation.

    a.   Exchange of Series C Preferred Stock. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance on the representations, warranties and covenants contained herein, effective at the Closing, Holder hereby assigns, transfers and delivers to the Company, and the Company hereby acquires from Holder, all of its right, title and interest in and to the Series C Exchange Shares, free and clear of all Liens, security interests, charges, restrictions and encumbrances, together with all rights of Holder to any accrued and unpaid dividends thereon, in exchange for the Company's issuance of Common Stock to Holder in accordance with Section 1(b).

b.   Issuance of Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance on the representations, warranties and covenants contained herein, effective at the Closing, the Company hereby issues to Holder, and Holder hereby acquires from the Company a number of shares of Common Stock of the Company equal to (x) the sum of the Series C Exchange Consideration plus any Accrued Dividends to but excluding the Closing Date (the "**Exchange Consideration**"), *divided by* (y) $8.25 per share (the "**Exchange Rate**"), rounded to the nearest whole share. The shares of Common Stock issued pursuant to this Section 1(b) (the "**Common Stock Exchange Shares**") shall be issued pursuant to and in accordance with the Certificate of Incorporation.

c.   Cancellation of the Series C Preferred. Promptly following the Closing, the Company shall cancel all of the Series C Exchange Shares acquired pursuant to the Share Exchange and take all such actions required to eliminate the Series C Preferred Stock from the Certificate of Incorporation.

d.   Acknowledgment. Holder hereby acknowledges and agrees that the issuance to Holder of the shares of Common Stock shall constitute complete satisfaction of all obligations or any other sums due to Holder with respect to the Series C Exchange Shares and that, upon receipt, Holder will have no right, title or interest of any kind in or arising from the Series C Exchange Shares.

2.   Closing.

a.   Time of Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "**Closing**") shall be held at 4:00 p.m. New York time, as soon as reasonably practicable (which may be the date hereof) after the conditions set forth in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction) are satisfied or waived, or at such other date, time and place as the Company and Holder mutually agree in writing (the "**Closing Date**").

b.   Deliveries at Closing.

i.   By Holder. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Holder shall deliver or cause to be delivered to the Company:

1.   in the case of Series C Exchange Shares represented by non-certificated book entry interests, such instruction letters or other documentation required by the Transfer Agent to evidence the delivery to the Company for cancellation of the Series C Exchange Shares;

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2. An executed Amended and Restated Registration Rights Agreement (as defined below) referred to in Section 5(a) below; and

3. an executed cross receipt with respect to Holder's receipt of the shares of the Common Stock as contemplated by Section 2(b)(ii)(1).

ii. By the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Company shall deliver to Holder:

1. evidence reasonably satisfactory to Holder evidencing the direction to issue the Common Stock Exchange Shares in book entry with the Company's transfer agent, registered in the name of Holder or its designee;

2. the certificates referred to in Sections 6(a)(v) and 6(a)(vi) below;

3. An executed Amended and Restated Registration Rights Agreement (as defined below) referred to in Section 5(a) below; and

4. an executed cross receipt with respect to the Company's receipt of the shares of the Series C Preferred Stock as contemplated by Section 2(b)(i)(1).

3. Representations and Warranties of the Company. The Company hereby represents and warrants to Holders that:

a. Organization. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has full power and capacity to enter into this Agreement and perform it obligations hereunder.

b. Capitalization. Immediately prior to the Closing, the authorized capital of the Company consists of 500,000,000 shares of Common Stock and 60,000,000 shares of Preferred Stock (the "**Preferred Stock**"). As of August 7, 2025, there were 81,014,316 shares of Common Stock issued and outstanding. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. As of the Closing, 1,000,000 shares of Preferred Stock have been designated Series B Preferred Stock, all of which are issued and outstanding prior to the Closing and 1,241,871 shares of Preferred Stock have been designated Series C Preferred Stock, all of which are issued and outstanding prior to the Closing. As of the Closing, no other series of Preferred Stock is issued or outstanding. The rights, privileges and preferences of the Preferred Stock are as stated in the Certificate of Incorporation, including all amendments thereto, and as provided by the New Jersey Business Corporation Law. The Company holds no shares of Preferred Stock in its treasury.

c. Authorization.

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i.   All corporate action required to be taken by the Board of Directors of the Company (the "**Board of Directors**") and shareholders in order to authorize the Company to enter into this Agreement and approve the Share Exchange, including the issuance of the Common Stock Exchange Shares at Closing, has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the Closing has been taken or will be taken prior to the Closing.

ii.   This Agreement, when or as executed and delivered by the Company, shall and does constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (collectively, the "**Bankruptcy and Equity Exception**").

d.   Valid Issuance of Shares.

i.   The Common Stock Exchange Shares, when issued, exchanged and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of all Liens other than any Liens or encumbrances created by or imposed by Holder.

ii.   Assuming the accuracy of the representations of Holder in Section 4, and subject to the filings described in Section 3(e), below, the Common Stock Exchange Shares will be issued in compliance with all applicable federal and state securities laws.

iii.   No Person has any right to purchase any of the Common Stock Exchange Shares being issued in accordance with this Agreement under the Company's governing instruments or any contract, agreement or arrangement to which the Company is a party.

e.   Governmental Consents and Filings. Assuming the accuracy of the representations made by Holder in Section 4, no consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required on the part of the Company in connection with the Share Exchange, except for (i) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or "blue sky" laws and (ii) compliance with any applicable rules of the New York Stock Exchange.

f.   Compliance. The Company is not in violation or default (i) of any provisions of the Certificate of Incorporation or the Fourth Amended and Restated By-laws of the Company (the "**Bylaws**"), (ii) of any instrument, judgment, Order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound, or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, except, in the case of clauses (ii), (iii) and (iv) above, for any such violation that would not have a material adverse effect on the ability of the Company to timely consummate the transactions contemplated by this Agreement (the "**Transactions**"). The

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execution, delivery and performance of this Agreement and the consummation of the Transactions will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, Order, writ, decree, contract or agreement, or (ii) an event which results in the creation of any Lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any permit or license applicable to the Company, except as would not, individually or in the aggregate, have a material adverse effect on the ability of the Company to timely consummate the Transactions.

g.   No Additional Representations. Except for the representations and warranties made by the Company in this Section 3, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any subsidiaries or their respective businesses, operations, assets, liabilities, employees, employee benefit plans, conditions or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Holder, or any of its Affiliates or Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its subsidiaries or their respective businesses, or (ii) any oral or written information presented to Holder or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company or the negotiation of this Agreement.

4.   Representations and Warranties of Holder. Holder hereby represents and warrants to the Company, severally and not jointly, that:

a.   Organization. Holder is duly formed and validly existing and in good standing under the Laws of its jurisdiction of formation and has full power and capacity to enter into this Agreement and perform it obligations hereunder.

b.   Authorization. This Agreement, when executed and delivered by Holder, will constitute valid and legally binding obligations of Holder, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

c.   Ownership of Series C Preferred Stock. Holder is the beneficial and record owner of all of the Series C Exchange Shares. The Series C Exchange Shares owned by Holder are beneficially owned by Holder, free and clear of all Liens, and constitute all of the shares of Series C Preferred Stock held by Holder.

d.   Registered Securities. Holder understands that the shares of Common Stock it is acquiring pursuant to this Agreement are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations the Common Stock Exchange Shares may be resold or otherwise transferred without registration under the Securities Act only in certain limited circumstances. In the absence of any effective registration statement covering the Common Stock Exchange Shares or an available exemption from registration under the Securities Act, the Common Stock Exchange Shares must be held indefinitely.

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e.   Legends. The Company may place appropriate and customary legends on the Common Stock Exchange Shares setting forth the restrictions referred to in this Section 4 and any restrictions appropriate for compliance with U.S. federal securities Laws. Holder agrees with the Company that, other than to take into account any changes in applicable securities Laws, each share of the Common Stock Exchange Shares held by Holder on the Closing Date may be notated with one or all of the following legends:

i.   "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT RELATING TO SUCH SECURITIES UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS."

ii.   Any legend required by the securities laws of any state to the extent such laws are applicable to the Common Stock Exchange Shares represented by the certificate, instrument, or book entry so legended.

f.   Disclosure of Information. Holder has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the Share Exchange with the Company's management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 or the right of Holder to rely thereon.

g.   Regulatory Approvals. No notices, reports or other filings are required to be made by Holder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Holder from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Holder or the consummation of the Closing, except (a) for compliance with any applicable requirements of the Exchange Act, or (b) where the failure to so make or obtain would not, individually or in the aggregate, reasonably be likely to prevent, materially delay or materially impair the consummation of the Closing.

h.   No Additional Representation; Access to Information.

i.   Holder acknowledges and agrees that except as expressly set forth in Section 3, the Company is not making and has not made any representation or warranty, express or implied, at Law or in equity, with respect to this Agreement, the Company, the Series C Preferred Stock (and the Common Stock issuable upon conversion or pursuant to the terms thereof), the Common Stock, any other securities of the Company or the businesses, operations, assets, liabilities, employees, employee benefit plans, conditions or prospects of the Company or any information provided or made available to Holder in connection therewith (including any forecasts, projections, estimates or budgets), the Transactions or the accuracy, completeness or adequacy of any publicly available information regarding the Company and its Affiliates,

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including any warranty with respect to merchantability or fitness for any particular purpose, and all other representations or warranties are hereby expressly disclaimed.

ii. Holder has relied solely on its own independent investigation in evaluating the Company and the value of the Series C Preferred Stock (and the Common Stock issuable upon conversion or pursuant to the terms thereof) and the Common Stock in determining to proceed with the Transactions and has not relied on any assertions made by the Company or its Affiliates or any Person acting on their behalf. Holder understands the disadvantage to which it is subject on account of the disparity of information as between the Company and Holder with respect to the business and financial performance of the Company. Holder has access to all information that it believes to be necessary, sufficient or appropriate in connection with the Transactions. Holder has undertaken such independent investigation of the Company as in its judgment is appropriate to make an informed decision with respect to the Transactions, and has made its own decision to consummate the Transactions based on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it has deemed necessary and without reliance on any express or implied representation or warranty of the Company (except as expressly set forth herein). Holder understands that the Company has and may come into possession of material non-public information with respect to the Company not known to Holder, including, without limitation, information with respect to the Company's financial performance for the quarter ended June 30, 2025. Holder acknowledges that any such material non-public information not known to it may impact the value of the Company, the Series C Preferred Stock (and the Common Stock issuable upon conversion or pursuant to the terms thereof) and the Common Stock or may otherwise be material to Holder's decision to enter into this Agreement and to consummate the Transactions. Holder acknowledges that it is proceeding with the Transactions knowingly and voluntarily, without access to or the benefit of such information. Holder hereby waives any right to rescind or invalidate the exchange of the Series C Preferred Stock (and the Common Stock issuable upon conversion or pursuant to the terms thereof) or the issuance of the Common Stock or to seek any damages or remuneration from the Company based on the Company's possession of any information regarding the Company or the lack of possession of any information regarding the Company by Holder.

5.   <u>Additional Agreements</u>.

a.   <u>Registration Statement</u>. The Company and Holder shall enter into an Amended and Restated Registration Rights Agreement (the "**Amended and Restated Registration Rights Amendment**"), effective as of the Closing Date, to amend that certain Registration Rights Agreement, dated as of February 26, 2021, between the Company and Holder (the "**Registration Rights Agreement**"), to provide that the registration rights thereunder shall extend to the Common Stock Exchange Shares issued in the Share Exchange, with the Company agreeing to cause such Common Stock Exchange Shares to be registered for resale within (90) days after a request for such registration by Holder, which request cannot be made earlier than six (6) months after the Closing.

b.   <u>Board Representation</u>.

i.   Until such time as Holder and its Affiliates do not hold, directly or indirectly, at least 10% of the outstanding shares of Common Stock of the Company

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(the "**Requisite Shares**"), Holder shall be entitled to, at each annual or special meeting of the Company's shareholders during such period, nominate one (1) director (such Person, the "**Holder Designee**") to serve on the Board of Directors; provided, however, that such nomination is subject to such Holder Designee's satisfaction of all applicable requirements regarding service as a director of the Company under applicable Law or stock exchange rules regarding service as a director and such other criteria and qualifications for service as a director applicable to all directors of the Company and in effect from time to time. In the event that a Holder Designee is nominated, the Company shall (i) include such Holder Designee in its slate of nominees for election to the Board of Directors at each annual or special meeting of the Company's shareholders, (ii) recommend that the Company's shareholders vote in favor of the election of the Holder Designee and (iii) support the Holder Designee in a manner generally no less rigorous and favorable than the manner in which the Company supports its other nominees. The Company shall take all reasonably necessary actions to ensure that, at all times when a Holder Designee is eligible to be appointed or nominated, there are sufficient vacancies on the Board of Directors to permit such designation. Notwithstanding the foregoing, the rights of Holder under this Section 5(c)(i) to nominate one (1) director shall terminate immediately at such time as Holder and its Affiliates ceases to own, directly or indirectly, at least the Requisite Shares.

ii. Holder acknowledges and agrees that the Holder Designee shall initially be Mr. David P. Bovenzi, and until such time as Mr. Bovenzi ceases to serve on the Board of Directors of the Company, Mr. Bovenzi shall continue to constitute the Holder Designee for purposes of this Section 5(b).

iii. If any Holder Designee ceases to serve on the Board of Directors for any reason during his or her term, the vacancy created thereby shall be filled, and the Company shall cause the Board of Directors to fill such vacancy, with a new Holder Designee eligible to serve on the Board of Directors in accordance with Section 5(c)(i); provided, however, notwithstanding anything to the contrary in this Agreement, in the event that Holder's rights under this Section 5(c) are terminated, any Holder Designee serving on the Board of Directors shall immediately tender his or her resignation; provided further that (i) such requirement may be waived in advance by the Company's Compensation, Nominating & Governance Committee and (ii) such resignation shall be subject to the acceptance by the Board of Directors.

iv. For the avoidance of doubt, a Holder Designee shall be entitled (i) to the same retainer, equity compensation and other fees or compensation, including travel and expense reimbursement, paid to the non-executive directors of the Company for his or her service as a director and (ii) to the same indemnification rights as other non-executive directors of the Company, and the Company shall maintain, in full force and effect, directors' and officers' liability insurance in reasonable amounts to the same extent it now indemnifies and provides insurance for the non-executive directors on the Board of Directors. A Holder Designee shall be bound by the same confidentiality restrictions as the other non-executive directors. Any director minimum ownership requirements shall be deemed satisfied in respect of the Holder Designee by the Common Stock held by Holder or one or more of its Affiliates. The Company acknowledges and agrees that it is the indemnitor of first resort (for the Holder Designee in connection with matters arising from Holder Designee's service as a director of the Company). For the avoidance of doubt, the Holder Designee shall be entitled to customary access and information rights in the same manner as received by the other directors on the Board of Directors.

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v.	For the avoidance of doubt, the rights of Holder provided for in this Section 5(c) shall not be transferrable to any other Person other than Holder's Affiliates.

c.	Information Rights.

i.	For so long as Holder and its Affiliates hold at least the Requisite Shares, the Company shall provide Holder with, within fifteen (15) days after it has filed the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may prescribe) that it may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act (other than confidential filings, documents subject to confidential treatment and correspondence with the SEC) ("**Public Company Reports**").

ii.	The Company's obligation set forth in Section 5(d)(i) to provide Holder with copies of Public Company Reports shall be satisfied if the Company files such Public Company Reports with the SEC on EDGAR or otherwise makes such reports publicly available on its website.

iii.	For so long as Holder and its Affiliates hold at least the Requisite Shares, to the extent the Company is not required to file Public Company Reports with the SEC, the Company shall furnish to Holder, upon its written request (and subject to Holder entering into customary confidentiality agreements with the Company, consistent with any such agreements entered into generally by shareholders of the Company receiving such information, prior to receiving such information), such periodic financial reporting as the Company is required to provide to its senior lenders promptly after delivery thereof to such senior lenders. In this circumstance, the Company shall furnish to Holder such information as soon as reasonably practicable after such information has been prepared by the Company.

6.	Closing Conditions.

a.	Conditions to Holder's Obligations at Closing. The obligations of Holder to consummate the Transactions are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by Holder:

i.	No Prohibition. No Order (whether temporary, preliminary or permanent) of a Governmental Entity of competent jurisdiction or other applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the Closing.

ii.	Qualifications. All authorizations, approvals or permits, if any, of any Governmental Entity that are required in connection with the lawful issuance or exchange, as applicable, of the Series C Exchange Shares and the Common Stock Exchange Shares pursuant to this Agreement shall have been obtained and be effective as of the Closing.

iii.	Representations and Warranties of the Company. The representations of the warranties of the Company set forth in Section 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date.

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iv.   Performance.   The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

v.   Compliance Certificate. The Company shall have delivered to Holder a certificate of a duly authorized officer of the Company certifying that the conditions specified in Sections 6(a)(i)-(iv) have been fulfilled.

vi.   Secretary's Certificate. The Secretary of the Company shall have delivered to Holder a certificate certifying (A) the Certificate of Incorporation, (B) the Bylaws, (C) the resolutions of the Board of Directors approving the Share Exchange.

vii.   Registration Rights Amendment. Holder shall have received an executed copy of the Amended and Restated Registration Rights Agreement.

viii.   NYSE Approval. The Common Stock Exchange Shares shall have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance.

b.   Conditions to the Company's Obligations at Closing.   The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived by the Company:

i.   No Prohibition. No Order (whether temporary, preliminary or permanent) of a Governmental Entity of competent jurisdiction or other applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the Closing.

ii.   Qualifications. All authorizations, approvals or permits, if any, of any Governmental Entity that are required in connection with the lawful issuance and/or exchange of the Series C Preferred Stock and Common Stock pursuant to this Agreement shall have been obtained and effective as of the Closing.

iii.   Representations and Warranties of Holder.   The representations of the warranties of Holder set forth in Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date.

iv.   Performance. Holder shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by Holder on or before the Closing.

v.   Registration Rights Amendment. The Company shall have received an executed copy of the Amended and Restated Registration Rights Agreement.

7.   Costs. Each party to this Agreement shall bear its respective costs and expenses in connection with the transactions contemplated by this Agreement.

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8. Definitions.

a. "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

b. "**Certificate of Incorporation**" means the Second Amended and Restated Certificate of Incorporation of the Company, as amended as of the date hereof.

c. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

d. "**Governmental Entity**" means any: (i) federal, state, local, municipal, foreign or other government; (ii) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal); or (iii) self-regulatory organization (including the New York Stock Exchange).

e. "**Law**" means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, Order, requirement or rule of law (including common law).

f. "**Lien**" means any lien, charge, pledge, mortgage, easement, hypothecation, usufruct, deed of trust, security interest, claim or other encumbrance, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities Laws.

g. "**Order**" means any judgment, order, decision, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity.

h. "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

i. "**Representative**" means, with respect to any Person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person.

j. "**SEC**" means the U.S. Securities and Exchange Commission.

k. "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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4925-0788-6681 v.5

IN WITNESS WHEREOF, the Company and Holder have executed this Agreement as of the date first written above.

COMPANY:

EASTMAN KODAK COMPANY

By: _David E. Bullwinkle_

Name: David E. Bullwinkle

Title: Chief Financial Officer and Senior Vice President

HOLDER:

GO EK VENTURES IV, LLC

By: _____

Name: B. Thomas Golisano

Title: Member